Exhibit 10.25

November 22, 2006

Dear Pat,

This letter is intended to set forth certain agreements and understandings between you and Anheuser-Busch Companies, Inc. (the “Company”).

You and the Company have agreed that the Company will transfer title to your current Company car to you within thirty (30) days of your November 30, 2006 retirement.

You and the Company’s Board of Directors (the “Board”) have agreed that commencing on March 1, 2007 you will provide consulting and advisory services to the Company as requested by the Board (the “Services”), which will be distinct from any responsibilities you have as a member of the Board. The term of such Services shall end on August 31, 2009. After March 1, 2008, either you or the Company may terminate this agreement upon 30 days prior written notice. In the event of an early termination by either party, you will be entitled to compensation through the end of the calendar quarter in which termination occurs.

As an independent consultant you will determine the manner in which you provide the Services requested. You will not be required to adhere to a designated schedule of hours, and you will not devote more than 130 days in any calendar year to such Services. You are free to provide services to other clients as long as the business of such clients does not compete with any of the Company’s businesses.

The Company may provide you with an office, support services and equipment to more efficiently execute such Services for the duration of this agreement. The Company may also provide your transportation related to the Services consistent with the Company’s current practices, and reimburse your reasonable business-related expenses in accordance with the Company’s Travel Policy as it applies to executive travel. The Company will also provide draught beer services and packaged products to your residence as you may request.

Patrick T. Stokes
November 22, 2006

In consideration for your providing Services, during the term of this agreement, the Company will pay you a quarterly retainer of $187,500.00, less applicable withholding, with the first quarterly payment due on or about March 1, 2007, and the last quarterly payment due on or about June 1, 2009.

The parties agree that Anheuser-Busch, Inc. will remain obligated under the terms of the Indemnification Agreement dated July 15, 2002 with respect to all claims arising or related to occurrences on or prior to your November 30, 2006 retirement. In connection with any claims asserted against you arising or related to your performance of consulting and advisory services, the Company agrees that you shall have the same indemnification rights against the Company that would have been available to you had you remained an officer of the Company.

You will be providing Services to the Company as an independent consultant, and no provision of, or any action taken under, this agreement shall in any way affect your rights under any Company deferred compensation, employee benefit, welfare or retirement plan.

On behalf of the Board of Directors and shareholders of the Company, I want to thank you for your willingness to serve the Company in this new role. If this letter correctly reflects the agreement of the parties with respect to the matters addressed herein, please execute two copies of this letter and return one fully executed copy to me.

Sincerely,

Anheuser-Busch Companies, Inc.

By:	/s/ Vernon R. Loucks Jr.
Vernon R. Loucks Jr.
Chairman, Compensation Committee, Board of Directors
Anheuser-Busch Companies, Inc.

Acknowledged and agreed to this      22        day of        Nov.       , 2006

/s/ Patrick T. Stokes
Patrick T. Stokes